As filed with the Securities and Exchange Commission on December  17, 2003

Registration No. 333-11900

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

GRUPO IUSACELL, S.A. de C.V.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
United Mexican States
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Christopher R. Sturdy

The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2095

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Christopher R. Sturdy
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2095

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[   ] on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-10512).

_______________________

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 2 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 6, 9, 12, 14, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 6, 13, 14, 15, 18 and 21
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of July 6, 1999, as amended and restated as of May 12, 2003, and as amended and restated as of ____________, 2003, among Grupo Iusacell S.A. de C.V., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Grupo Iusacell S.A. de C.V. and The Bank of New York relating to pre-release activities.  – Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 16, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common shares, without expression of par value, of Grupo Iusacell, S.A. de C.V.

By:

The Bank of New York,
 As Depositary

By: /s/ Hernan F. Rodriguez

Name: Hernan F. Rodriguez

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, Grupo Iusacell, S.A. de C.V. has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico on December   16, 2003.

GRUPO IUSACELL, S.A. de C.V.

By: /s/ José Luis Riera Kinkel

Name:

José Luis Riera Kinkel

Title:

Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date
/s/ Ricardo Benjamín Salinas Pliego Name: Ricardo Benjamín Salinas Pliego Title: Chairman of the Board of Directors	December 16, 2003
/s/ Pedro Padilla Longoria Name: Pedro Padilla Longoria Title: Vice Chairman of the Board of Directors	December 16, 2003
/s/ Gustavo Guzmán Sepúlveda Name: Gustavo Guzmán Sepúlveda Title: Member of the Board and Chief Executive Officer	December 16, 2003
/s/ José Luis Riera Kinkel Name: José Luis Riera Kinkel Title: Chief Financial Officer	December 16, 2003
/s/ José Ignacio Morales Elcoro Name: José Ignacio Morales Elcoro Title: Member of the Board and Chief Accounting Officer	December 16, 2003
____________________________ Name: Luis Jorge Echarte Fernández Title: Member of the Board
/s/ Joaquin Arrangoiz Orvañanos Name: Joaquin Arrangoiz Orvañanos Title: Member of the Board	December 16, 2003
/s/ Hector Rojas Villanueva Name: Hector Rojas Villanueva Title: Member of the Board	December 16, 2003
__________________________ Name: Marcelino Gómez Velasco Title: Member of the Board
_________________________ Name: Manuel Rodríguez de Castro Title: Member of the Board
/s/ Donald Puglisi Name: Puglisi & Associates Title: Authorized U.S. Representative	December 16, 2003

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of July 6, 1999, as amended and restated as of May 12, 2003, and as amended and restated as of ____________, 2003, among Grupo Iusacell S.A. de C.V., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

2	Previously filed.
4	Previously filed.
5	Certification under Rule 466.